UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Campbell Soup Company

(Name of Issuer)

Capital Stock, par value $.0375

(Title of Class of Securities)

134429109

(CUSIP Number)

Joshua L. Targoff

Third Point LLC

390 Park Avenue, 19th Floor

New York, NY 10022

(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 134429109

1	NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.65%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 134429109

1	NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.65%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 134429109

1	NAME OF REPORTING PERSONS Lawrence Karlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,010
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,010
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,010
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 134429109

1	NAME OF REPORTING PERSONS Michael Silverstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,430
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,430
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 134429109

1	NAME OF REPORTING PERSONS William Toler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the capital stock, par value $0.0375 per share (the “Capital Stock”), of Campbell Soup Company, a New Jersey corporation (the “Issuer”) and amends the Schedule 13D filed on August 9, 2018 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Third Point Reporting Persons”), Lawrence Karlson (“Mr. Karlson”), Michael Silverstein (“Mr. Silverstein”) and William Toler (“Mr. Toler” and, together with the Third Point Reporting Persons and Mr. Karlson and Mr. Silverstein, the “Reporting Persons”).

This Amendment No. 1 is being filed to amend Item 2, Item 3, Item 4, Item 5, Item 6 and Item 7 as follows:

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is supplemented by adding the following information:

(a) This Schedule 13D is being filed by each of the Reporting Persons.

(b)

i.	The principal business address of Mr. Karlson is 240 Casas de Marbella Drive, Palm Beach Gardens Florida 33410.

ii.	The principal business address of Mr. Silverstein is 520 Madison Avenue, New York, New York 10022.

iii.	The principal business address of Mr. Toler is 202 San Mateo, Bonita Springs, Florida 34134.

(c)

i.	Mr. Karlson is a private investor and formerly served on the Board of Directors of the Issuer (the “Board”).

ii.	Mr. Silverstein is an operating executive at the Carlyle Group, a multinational private equity, alternative asset management and financial services firm.

iii.	Mr. Toler is retired, formerly serving as the President and Chief Executive Officer of Hostess Brands from 2014 until his retirement in 2018.

(d) (e) During the last five years, neither Mr. Karlson, Mr. Silverstein nor Mr. Toler has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Karlson, Mr. Silverstein and Mr. Toler is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is supplemented by adding the following information:

Mr. Karlson received the 8,010 shares of Capital Stock that he beneficially owns during the period of 2010 to 2015 from the Issuer as director compensation.

Mr. Silverstein expended an aggregate of $154,356.48 of his own personal funds to acquire the shares of Capital Stock he beneficially owns.

Mr. Toler expended an aggregate of approximately $105,000 of his own personal funds to acquire the shares of Capital Stock he beneficially owns.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is supplemented by adding the following information:

On September 7, 2018, the Third Point Reporting Persons provided formal notice to the Issuer nominating each of Franci Blassberg, Matthew Cohen, Sarah Hofstetter, Munib Islam, Lawrence Karlson, Bozoma Saint John, Kurt Schmidt, Raymond Silcock, David Silverman, Michael Silverstein, George Strawbridge, Jr. and William Toler, (collectively, the “Third Point Nominees”) for election to the Board at the Issuer’s 2018 annual meeting of stockholders. In connection with such nomination the Third Point Reporting Persons issued a letter to the Chairman of the Board. A copy of the letter is attached as Exhibit 4 hereto and incorporated by reference in this Item 4 in its entirety.

Mr. Karlson acquired his shares of Capital Stock during the period of 2010 to 2015 from the Issuer as director compensation. Mr. Karlson has agreed to serve as one of the Third Point Nominees for election to the Issuer’s Board at its 2018 annual meeting of stockholders.

Mr. Silverstein acquired his shares of Capital Stock subject to this Schedule 13D for investment purposes. Mr. Silverstein has agreed to serve as one of the Third Point Nominees for election to the Issuer’s Board at its 2018 annual meeting of stockholders.

Mr. Toler acquired his shares of Capital Stock subject to this Schedule 13D for investment purposes. Mr. Toler has agreed to serve as one of the Third Point Nominees for election to the Issuer’s Board at its 2018 annual meeting of stockholders.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated to read as follows:

(a) (b) As of the date hereof, (i) the Third Point Reporting Persons beneficially own the 17,000,000 Third Point Shares, (ii) Mr. Karlson beneficially owns an aggregate of 8,010 shares of Capital Stock (the “Karlson Shares”), (iii) Mr. Silverstein beneficially owns an aggregate of 4,430 shares of Capital Stock (the “Silverstein Shares”) and (iv) Mr. Toler beneficially owns an aggregate of 3,000 shares of Capital Stock (the “Toler Shares”). The Third Point Shares represent 5.65% of the Issuer’s Capital Stock outstanding, the Karlson Shares, the Silverstein Shares and the Toler Shares each represent less than 0.01% of the Issuer’s Capital Stock outstanding. Percentages of the Capital Stock outstanding reported in this Schedule 13D are calculated based upon the 300,645,629 shares of Capital Stock outstanding as of May 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 29, 2018, filed by the Issuer with the Securities and Exchange Commission on June 5, 2018. Each of the Third Point Reporting Persons shares voting and dispositive power over the shares of Capital Stock held directly by the Funds. Mr. Karlson has sole voting and dispositive power over the Karlson Shares. Mr. Silverstein has sole voting and dispositive power over the Silverstein Shares. Mr. Toler has sole voting and dispositive power over the Toler Shares. By reason of the agreements between (i) the Management Company and Mr. Karlson with respect to Mr. Karlson serving as a Third Point Nominee, (ii) the Management Company and Mr. Silverstein with respect to Mr. Silverstein serving as a Third Point Nominee and (iii) the Management Company and Mr. Toler with respect to Mr. Toler serving as a Third Point Nominee, the Third Point Reporting Persons, Mr. Karlson, Mr. Silverstein, and Mr. Toler may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended and may be deemed to beneficially own an aggregate of 17,015,440 shares of Capital Stock, representing 5.66% of the Issuer’s Capital Stock outstanding. Mr. Karlson disclaims beneficial ownership of the Silverstein Shares, the Toler Shares, and the Third Point Shares. Mr. Silverstein disclaims beneficial ownership of the Karlson Shares, the Toler Shares and the Third Point Shares. Mr. Toler disclaims beneficial ownership of the Karlson Shares, the Silverstein Shares and the Third Point Shares. The Third Point Reporting Persons disclaim beneficial ownership of the Karlson Shares, the Silverstein Shares and the Toler Shares.

As a result of entering into the Letter Agreement (as defined in the Original Schedule 13D and attached as Exhibit 1 thereto), the Third Point Reporting Persons and George Strawbridge, Jr. (“Mr. Strawbridge”) may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The security interests reported in this Schedule 13D do not include security interests owned by Mr. Strawbridge. Mr. Strawbridge filed a separate Schedule 13D reporting beneficial ownership of 8,323,669 shares of Capital Stock (the “Strawbridge Shares”). The Reporting Persons assume no responsibility for the information contained in such Schedule 13D or any amendment thereto. Mr. Strawbridge and the Third Point Reporting Persons may be deemed to beneficially own in the aggregate 25,323,669 shares of Capital Stock, which represents 8.42% of the outstanding shares of Capital Stock. The Third Point Shares, the Strawbridge Shares, the Karlson Shares, the Silverstein Shares and the Toler Shares total 25,339,109 shares of Capital Stock, which represents 8.43% of the outstanding shares of Capital Stock.

As a result of the Letter Agreement, the Third Point Reporting Persons and Mr. Strawbridge may be deemed to share voting power with respect to the 25,323,669 shares of Capital Stock beneficially owned in the aggregate by the Third Point Reporting Persons and Mr. Strawbridge. The Third Point Reporting Persons disclaim beneficial ownership with respect to the Strawbridge Shares. Further, Mr. Karlson, Mr. Silverstein and Mr. Toler disclaim beneficial ownership with respect to the Strawbridge Shares.

(c) Since the date of the Original Schedule 13D, other than rebalancing trades, the Third Point Reporting Persons have not effected any transactions in the securities of the Issuer. During the past sixty days neither Mr. Karlson, Mr. Silverstein nor Mr. Toler has effected any transactions in the securities of the Issuer.

(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Third Point Shares. No person other than Mr. Karlson is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of, the Karlson Shares. No person other than Mr. Silverstein is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of, the Silverstein Shares. No person other than Mr. Toler is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of, the Toler Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended by adding the following:

On September 6, 2018, each of Mr. Strawbridge, Mr. Karlson, Mr. Silverstein and Mr. Toler, along with the other Third Point Nominees, entered into a nominee agreement with Third Point LLC (the “Nominee Agreement”). Pursuant to the Nominee Agreement, the Management Company will pay a fee of $50,000 to each Third Point Nominee (other than Messrs. Strawbridge, Islam and Cohen) for serving as a nominee, and will indemnify the Third Point Nominees against certain potential liabilities that might arise in connection with such Third Point Nominee being named as a director nominee and related matters. Such fee and indemnification provisions of the Nominee Agreements only cover the Third Point Nominees’ service as a nominee and not, if elected, as a director of the Issuer. The foregoing is qualified in its entirety by reference to the Nominee Agreements attached hereto as Exhibit 5 and incorporated herein by reference.

On September 7, 2018, the Third Point Reporting Persons, Mr. Karlson, Mr. Silverstein and Mr. Toler entered into a Joint Filing Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 6 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

4	Letter to Mr. Les Vinney, Chairman of the Board of Directors of the Issuer, dated September 7, 2018.

5	Nominee Agreement between (i) Third Point LLC and George Strawbridge, Jr., (ii) Third Point LLC and Lawrence Karlson, (iii) Third Point LLC and Michael Silverstein and (iv) Third Point LLC and William Toler, each dated September 6, 2018.

6	Joint Filing Agreement, dated as of September 7, 2018.

7	Powers of Attorney granted by each of Lawrence Karlson, Michael Silverstein and William Toler in favor of William Song, and Joshua L. Targoff, dated September 7, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD POINT LLC
Date: September 7, 2018

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB
Date: September 7, 2018

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

LAWRENCE KARLSON
Date: September 7, 2018

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

MICHAEL SILVERSTEIN
Date: September 7, 2018

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

WILLIAM TOLER
Date: September 7, 2018

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1	Agreement, dated as of August 9, 2018, by and between Third Point LLC and George Strawbridge, Jr.*

2	Joint Filing Agreement, dated as of August 9, 2018.*

3	Power of Attorney, granted by Daniel S. Loeb in favor of William Song, and Joshua L. Targoff, dated July 26, 2016, that was previously filed with the SEC on July 26, 2016, as Exhibit 99.1 to the Form 3 filed by Third Point LLC and Daniel S. Loeb with respect to Kadmon Holdings, LLC and is incorporated herein by reference.*

4	Letter to Mr. Les Vinney, Chairman of the Board of Directors of the Issuer, dated September 7, 2018.

5	Nominee Agreement between (i) Third Point LLC and George Strawbridge, Jr., (ii) Third Point LLC and Lawrence Karlson, (iii) Third Point LLC and Michael Silverstein and (iv) Third Point LLC and William Toler, each dated September 6, 2018.

6	Joint Filing Agreement, dated as of September 7, 2018.

7	Powers of Attorney granted by each of Lawrence Karlson, Michael Silverstein and William Toler in favor of William Song, and Joshua L. Targoff, dated September 7, 2018.

*	Previously filed.